# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROSHARES TRUST, CIK 0001174610
CUSIP: 74348A566
Title of class of securities: ProShares Merger ETF
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001576151

## Reporting persons
- EXENCIAL WEALTH ADVISORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 29,101.19; sole dispositive power 0; shared dispositive power 29,101.19; aggregate amount beneficially owned 29,101.19 (8.3% of the class)
- BURNS WEALTH MANAGEMENT, INC.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 29,101.19; sole dispositive power 0; shared dispositive power 29,101.19; aggregate amount beneficially owned 29,101.19 (8.3% of the class)

## Item 1. Issuer
Name of issuer: PROSHARES TRUST
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, MARYLAND, 20814.

## Item 2. Person Filing
Name of person filing: Exencial Wealth Advisors, LLC and Burns Wealth Management, Inc.
Address of principal business office or, if none, residence: 9108 N. Kelley Ave. Oklahoma City, OK 73131
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 29,101.19
Percent of class: 8.33
Sole power to vote or to direct the vote:
Exencial Wealth Advisors, LLC - 0
Burns Wealth Management, Inc. - 0
Shared power to vote or to direct the vote:
Exencial Wealth Advisors, LLC - 29,101.19
Burns Wealth Management, Inc. - 29,101.19
Sole power to dispose or to direct the disposition:
Exencial Wealth Advisors, LLC - 0
Burns Wealth Management, Inc. - 0
Shared power to dispose or to direct the disposition:
Exencial Wealth Advisors, LLC - 29,101.19
Burns Wealth Management, Inc. - 29,101.19

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Exhibit 7 in attached document.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 7 in attached document.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- EXENCIAL WEALTH ADVISORS, LLC: Alex Berney, Chief Operations Officer and Chief Compliance Officer (04/29/2026)
- BURNS WEALTH MANAGEMENT, INC.: John Burns, Shareholder (04/29/2026)